EXHIBIT 99.4


ANDREW G. GOULD
164 Lyons Road
Scarsdale, New York  10583
Tel 914-723-2560 * email andrew@gouldco.com



By Fax and Certified Mail


February 14, 2003


Bion Environmental Technologies, Inc.
18 East 50th St., 10th Floor
New York, NY  10022
Fax 212-758-8844

Gentlemen:

Based on the conference-call update received by the Bion Board of Directors from the Chief Executive Officer earlier this week, in which we were informed of the company's emerging business challenges and continuing efforts by the company's management to raise capital, it has become clear to me that Bion is going to need a Board whose members can be directly engaged in the company's capital-formation and other affairs. Moreover, it is clear that the frequency and intensity of this engagement is likely to increase beyond the sort of support that can be provided by an outside Board member who has other full-time commitments. In light of this update, I have taken stock of my current business commitments and have concluded that it is impractical for me to continue as an outside member of Bion's Board of Directors.

Accordingly, and effective immediately, I resign as a member of the Board of Directors of Bion Environmental Technologies, Inc. I appreciate the opportunity to have served on the Board, and I wish you well with Bion's activities.

Sincerely,


/s/ Andrew G. Gould

Andrew G. Gould